Exhibit 7
Execution Copy

AMENDED AND RESTATED SHAREHOLDERS RIGHTS AGREEMENT

This Amended And Restated Shareholders Rights Agreement (this "Agreement") is made and entered into as of the 10th day of November, 2014 by and between: (i) Bronicki Investments Ltd. ("Bronicki"), an Israeli company (Company no. 51-255064-1) organized under the laws of the State of Israel, having its registered office at 5 Brosh Street, Yavne, Israel; and, (ii) FIMI ENRG, Limited Partnership, an Israeli limited partnership and FIMI ENRG, L.P., a Delaware limited partnership (collectively, the "Investor"), controlled by FIMI Opportunity IV, L.P., a limited partnership formed under the laws of the State of Delaware and FIMI Israel Opportunity IV, Limited Partnership, a limited partnership formed under the laws of the State of Israel (collectively, the "Fund").

RECITALS

WHEREAS, the Investor and Bronicki have entered into a Share Purchase Agreement dated March 16, 2012 as amended (the “Purchase Agreement”), pursuant to which the Investor purchased from Bronicki a total of 15,715,934 Ordinary Shares nominal value NIS 1.00 each of Ormat Industries Ltd., a public company (Company no. 52-003671-6) organized under the laws of the State of Israel, the shares of which are traded on the Tel-Aviv Stock Exchange (“Ormat Industries”), all for an aggregate purchase price of NIS 297,224,290; and

WHEREAS, the Seller and the Investor are parties to a Shareholders Rights Agreement dated May 22, 2012 (the “Original SHA”) in connection with their holdings in Ormat Industries; and

WHEREAS, Ormat Industries and its subsidiary, Ormat Technologies, Inc., a public company  organized under the laws of the State of Delaware, the shares of which are traded on the New York Stock Exchange (“Ormat Technologies”) are considering a transaction (the “Transaction”) pursuant to which Ormat Technologies will purchase from Ormat Industries’ shareholders their entire holdings in Ormat Industries in consideration of shares of common stock of Ormat Technologies par value $0.001 per share (“Common Stock”) making the parties hereto direct shareholders of Ormat Technologies; and

WHEREAS, the number of shares of Ormat Technologies received by Ormat Industries’ shareholders for their holdings in Ormat Industries shall be calculated on the basis of an  exchange ratio representing the number of Ormat Technologies shares received per each share of Ormat Industries sold, as shall be finally determined in the definitive transaction documents (the “Exchange Ratio”); and

WHEREAS, the Investor and Bronicki (which for the purposes of this Agreement shall be referred to also individually as a "Shareholder" and, collectively, the "Shareholders") wish to amend and restate the Original SHA in its entirety and that this Agreement shall govern the rights of the Investor and Bronicki with respect to their holdings in Ormat Technologies as a result of the Transaction.

NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement, the parties hereto agree as follows:

Execution Copy

1.	Board of Directors; Chairman of the Board of Directors; CEO

1.1.	Board of Directors of Ormat Technologies and its Subsidiaries

1.1.1.
Bronicki and the Investor hereby agree that, subject to Sections 1.1.3 – 1.1.7 below, as of, and at all times following, the Effective Date (as defined below), they shall vote all of the shares of Common Stock of  Ormat Technologies owned or controlled by them at such time (including, without limitation, shares of Common Stock of  Ormat Technologies owned by them upon exercise or conversion of any options, warrants or other convertible securities they may hold), at each General Meeting of stockholders of Ormat Technologies convened for the election to the Ormat Technologies’ Board of Directors in favor of appointment of four (4) directors (including two (2) who qualify as independent directors) designated by each of the Investor, on one side, and Bronicki, on the other. The parties agree that to the extent the applicable rules of governance relating to Ormat Technologies or any agreement of Ormat Technologies require that the majority of Ormat Technologies' Board of Directors consist of independent directors, and if at any time a majority of the directors on the Board of Directors of Ormat Technologies do not qualify as independent directors, the number of members and the composition of Ormat Technologies' Board of Directors shall be revised by (i) increasing the total number of designees of each party and the number of designees who qualify as independent by one director (in addition to the two independent directors out of the four designees of such party) as to reflect an equal number of members designated by the Investor and Bronicki and (ii) amending the By-Laws of Ormat Technologies as necessary to increase the maximum number of members on its Board of Directors (all subject to Sections 1.1.3 – 1.1.7 below).

1.1.2.
To the maximum extent permitted by applicable law, subject to applicable fiduciary duties, and subject to Sections 1.1.3 – 1.1.7 below, as of, and at all times following, the Effective Date, the Investor and Bronicki shall use their reasonable efforts to cause an equal number of designees of Bronicki and of the Investor to be elected or appointed to the Board of Directors of any of Ormat Technologies’ active Subsidiaries and Ormat Technologies’ Board of Directors committees.

1.1.3.
Notwithstanding Sections 1.1.1 and 1.1.2 above, as of the date on which any Shareholder's holdings in Ormat Technologies fall below the First Threshold (as defined below) but are more than 10.5% On An As Adjusted Basis (as defined below), of Ormat Technologies issued and outstanding share capital (the "First Range") while the other Shareholder's holdings in Ormat Technologies do not fall below the First Threshold, such Shareholder whose shareholdings decreased below the First Threshold shall have the right to designate only  three (3) members of the board of directors of Ormat Technologies, including 2 (but not more than 50% of the total number required by law) who qualify as independent directors, and the other Shareholder, whose shareholdings did not decrease below the First Threshold, shall have the right to designate  five (5) members of the board of directors of Ormat Technologies which shall include such number of additional directors qualified as independent directors, as required under applicable law minus those independent directors which the other party is obligated to nominate pursuant to this Section.

For purposes of this Agreement, the "First Threshold" shall mean 12.81% of Ormat Technologies’ issued and outstanding share capital On An As Adjusted Basis.

“On An As Adjusted Basis” means a percentage equal to the quotient obtained by dividing (i) the product of (A) the number of shares of Ormat Industries reflecting such percentage (disregarding any dormant shares in Ormat Industries) immediately prior to the Transaction; multiplied by (B) the Exchange Ratio; by (ii) the number of Ormat Technologies’ issued and outstanding shares (disregarding any dormant shares) immediately following the Transaction. Exhibit A sets forth a numerical example of such calculation.

Execution Copy

1.1.4.
Notwithstanding Sections 1.1.1 and 1.1.2 above, as of the date on which any Shareholder's holdings in Ormat Technologies fall below 10.5% On An As Adjusted Basis but are more than 6% of Ormat Technologies’ issued and outstanding share capital On An As Adjusted Basis (the "Second Range"), while the other Shareholder's holdings in Ormat Technologies are within the First Range or above, such Shareholder whose shareholdings are in the Second Range shall have the right to designate only two (2) members of the board of directors of Ormat Technologies, one (1) of which shall qualify as an independent director, and the other Shareholder whose holdings in Ormat Technologies are within the First Range or above shall have the right to designate six (6) members of the Board of Directors of Ormat Technologies.

1.1.5.
Notwithstanding Sections 1.1.1 and 1.1.2 above, as of the date on which any Shareholder's holdings in Ormat Technologies is in the Second Range while the other Shareholder's holdings in Ormat Technologies do not fall below the First Threshold, such Shareholder whose shareholdings are in the Second Range shall have the right to designate only one (1) member of the board of directors of Ormat Technologies, which does not qualify as independent director, and the other Shareholder whose shareholdings do not fall below the First Threshold, shall have the right to designate  seven (7) members of the Board of Directors of Ormat Technologies.

1.1.6.
As of the date on which any Shareholder's holdings in Ormat Technologies  fall below 6% of Ormat Technologies’ issued and outstanding share capital On An As Adjusted Basis while the other Shareholder's holdings in Ormat Technologies do not fall below 6% of Ormat Technologies issued and outstanding share capital On An As Adjusted Basis, such Shareholder whose shareholdings decreased below 6% On An As Adjusted Basis will lose all of its rights under this Section 1.1 (i.e., the right to designate directors to the board of directors of Ormat Technologies and/or its Subsidiaries), but shall still be subject to the obligations (i.e., the obligations to vote), under this Section 1.1 and Section 1.2 below.

1.1.7.
In the event the holding of both Shareholders are either (i) within the First Range, (ii) within the Second Range, or (iii) are less than 6% of Ormat Technologies’ issued and outstanding share capital On An As Adjusted Basis, the Shareholders shall vote all of the shares of Common Stock of Ormat Technologies owned or controlled by them to appoint the maximum number of directors their aggregate shareholding allow such that an equal number of directors designated by each Shareholder are elected.

1.1.8.
In the event that for any reason the shareholders of Ormat Technologies do not elect the directors as set forth in the preceding sections, then the Shareholders shall cooperate in good-faith in order to ensure compliance with the preceding sections.

1.2.	Chairman of the Board of Directors; CEO

As of the date hereof, the Investor’s designee serves as the Chief Executive Officer of Ormat Technologies and Bronicki's designee serves as the Chairman of its Board of Directors. In the event that the current Chief Executive Officer of Ormat Technologies ceases to act as its Chief Executive Officer, each Shareholder agrees, in its capacity as shareholder, that for as long as the other Shareholder's holdings in Ormat Technologies do not fall below the First Threshold, and subject to any applicable law, it shall use its best efforts to cause the appointment of Bronicki's designee as Ormat Technologies' Chief Executive Officer or Chairman of the Board of Ormat Technologies (as Bronicki shall decide in its sole discretion), and the appointment of the Investor's designees as the Chairman of the Board of Ormat Technologies (if Bronicki's designee serves as Chief Executive Officer) or Chief Executive Officer of Ormat Technologies (if Bronicki's designee serves as Chairman of the Board). As of the date on which a Shareholder's holdings in Ormat Technologies fall below the First Threshold, this section shall be null and void and all decisions as to the identity of Ormat Technologies' Chairman of the Board and CEO shall be made by the respective Boards of Directors without any undertaking by the Shareholders.

Execution Copy

2.	Limitations On Transferability

2.1.
Each Shareholder agrees that, for as long as the other Shareholder's holdings in Ormat Technologies do not fall below the First Threshold, it shall not purchase from any third party any shares of Common Stock of Ormat Technologies, without first obtaining the consent of the other Shareholder (which consent shall not be unreasonably withheld).

2.2.	Right of First Offer.

2.2.1.
If a Shareholder wishes to sell or otherwise transfer any or all of such Shareholder’s shares in Ormat Technologies (the "Selling Party"), such Selling Party shall send to the other Shareholder a written notice (the "Sale Notice") in which the Selling Party shall specify the following information: (i) the number of shares of Common Stock of Ormat Technologies that the Selling Party proposes to sell or transfer (the "Offered Shares"); (ii) the price that the Selling Party intends to receive in respect of the Offered Shares, which shall be stated in cash, and the terms of payment thereof. Such Sale Notice shall constitute an irrevocable offer to sell the Offered Shares to the other Shareholder (the "ROFO Shareholder"), on the basis described below, at a purchase price equal to the price contained, and on the same terms and conditions as set forth, in the Sale Notice.

2.2.2.
 At any time within ten (10) Business Days, after delivery of the Sale Notice (the “ROFO Shareholder Option Period”), the ROFO Shareholder, may elect to accept the offer to purchase all (and not less than all) of the Offered Shares by giving written notice of such election (the “ROFO Shareholder Acceptance Notice”) to the Selling Party within the ROFO Shareholder Option Period, which notice shall indicate that the ROFO Shareholder is willing to purchase all of the Offered Shares. A ROFO Shareholder Acceptance Notice shall constitute a valid, legally binding and enforceable agreement for the sale and purchase of the Offered Shares covered by such ROFO Shareholder Acceptance Notice. The closing for the purchase of the Offered Shares by the ROFO Shareholder under this Section 2.2 shall take place within thirty (30) days following the expiration of the ROFO Shareholder Option Period at the offices of the Selling Party or on such other date or at such other place as may be agreed to by the Selling Party and the ROFO Shareholder.

2.2.3.
 Notwithstanding anything to the contrary, and subject to the Tag Along Right set forth in Section 2.3 below, if the ROFO Shareholder does not elect within the ROFO Shareholder Option Period to exercise the rights to purchase under this Section 2.2 all of the Offered Shares proposed to be sold, the Selling Party may, within one hundred and twenty (120) days after the expiration of the ROFO Shareholder Option Period (the "Sale Period"), sell all such Offered Shares to a third party, on terms and conditions that are not less favorable to the Selling Party than those set forth in the Sale Notice. Following the Sale Period, any sale or transfer by a Shareholder will be made in accordance with the provisions of this Section 2.2.

Execution Copy

2.3.	Tag-Along Rights.

2.3.1.
Without derogating from the provisions of Section 2.2 above, if the ROFO Shareholder does not elect within the ROFO Shareholder Option Period to exercise the rights to purchase under Section 2.2 all of the Offered Shares proposed to be sold, the Selling Party shall send notification to the other Shareholder, at least ten (10) Business Days prior to the closing of any transaction during the Sale Period with respect to such shares, which shall identify the proposed purchaser (the "Proposed Purchaser"), or, alternatively, that the sale is to be conducted on a stock exchange, and the terms and conditions of the sale (the "Tag Along Notice"). The Shareholder receiving the Tag Along Notice (the "Tag Along Shareholder") shall have the right to notify the Selling Party, within (a) two (2) Business Day after it has received the Tag Along Notice with respect to any sale or transfer of shares of Common Stock on the New York Stock Exchange, and (b) four (4) Business Days after it has received the Tag Along Notice, with respect to any sale of shares of Common Stock outside of the New York Stock Exchange, of its intention to exercise its Tag Along Right pursuant to this Section (the "Tag Along Confirmation"). Following receipt of the Tag Along Confirmation, the Selling Party shall add to the Offered Shares being sold by it that number of securities which bears the same ratio to the total number of shares of Common Stock held by the Tag Along Shareholder, as the ratio that the number of Offered Shares to be sold by the Selling Party (without taking into account such number of shares held by the third parties set forth in Schedule 2.3.1 with respect to which the Investor is obligated under tag along obligations) bears to the Selling Party’s total number of shares of Common Stock, and such shares shall be sold upon the same terms and conditions under which the Selling Party’s securities are sold.

For the purpose of this Agreement, "Business Day" shall mean any day of the week between Sunday and Thursday on which the majority of the Banks in Israel provide services to the public.

2.3.2.
In the event that the Tag Along Shareholder exercises its right hereunder, the Selling Party must cause the Proposed Purchaser (to the extent that the transaction is not effected on the New York Stock Exchange) to add such securities to the Offered Shares to be purchased by the Proposed Purchaser, as part of the sale agreement or, in the event that: (i) the Proposed Purchaser declines to purchase the total number of shares that the parties wish to sell; or (ii) the sale is made on the New York Stock Exchange, the Selling Party shall reduce the number of securities that it proposes to sell (in which case each of the Tag Along Shareholder and the Selling Party will sell their respective Pro Rata Share (as defined below) of the Offered Shares), and either complete the transaction in accordance with such revised structure or withdraw from completing the transaction. As used herein, a Shareholder’s “Pro Rata Share” shall be equal to the product obtained by multiplying the total number of Offered Shares subject to the Tag Along Right (excluding such number of shares held by third parties to whom the Investor is obligated to sell under tag along obligations) by a fraction, the numerator of which is the total number of shares of Common Stock owned by such Shareholder, and the denominator of which is the total number of shares of Common Stock held by all Shareholders as of the date of the Tag Along Notice, provided that any shares purchased by a Shareholder after May 16, 2012 from third parties which are not Shareholders shall not be included in the calculation of the Pro Rata Share.

Execution Copy

2.4.
The Tag Along Right under Section 2.3 and Right of First Offer under Section 2.2 of each Shareholder may be assigned to such Shareholder's Permitted Transferees (as defined below). Each Shareholder who elects to assign its Tag Along Right or Right of First Offer shall notify the Selling Party of such assignment, in writing.

2.5.
In the event of a proposed sale of shares of Ormat Technologies by a Shareholder on a stock exchange, the Shareholder shall coordinate such sale with the other Shareholder so as to comply to the maximum extent possible with the principles of the provisions of Sections 2.2 and 2.3 hereof.

2.6.
Notwithstanding the foregoing, the provisions of this Section 2 (excluding Section 2.7 (Bring Along Rights)) shall not apply to (i) the transfer of securities of the Company by a Shareholder to its Permitted Transferees, (ii) sales in accordance with Section 6 below, and (iii) the transfer on a stock exchange of up to 0.5% of the issued and outstanding share capital of Ormat Technologies On An As Adjusted Basis by a Shareholder in any calendar quarter, which percentage shall accumulate to the extent unused over a period of up to three (3) calendar quarters; provided that in any event the total percentage of shares transferred pursuant to this sub-section 2.6(ii) shall not exceed an aggregate of 2.5% On An As Adjusted Basis during the Term of this Agreement and, provided further, that for so long as sales by a Shareholder are governed by Rule 144 of the Securities Act and impact the number of shares which the other Shareholder is entitled to sell under such Rule 144, and subject to Section 6 below, all sales by the Shareholder shall be coordinated with the other Shareholder so as to permit each Shareholder to sell a Pro Rata Portion of Common Stock shares allowed to be sold during the relevant calendar quarter under Rule 144, unless otherwise agreed by the Shareholders.

For the purpose of this Agreement, “Pro Rata Portion” of a Shareholder means (a) as of the Effective date and until December 31, 2016 (inclusive): (i) with respect to Bronicki – 50%, and (ii) with respect to the Investor – 50%; and (b) as of January 1, 2017 and until May 22, 2017 (inclusive); (i) with respect to Bronicki – 33%, and (ii) with respect to the Investor – 67%; "Permitted Transferee" shall mean (i) with respect to the Investor (a) the Fund, (b) the Investor's investors or the Fund’s investors (as part of a general distribution to the Investor's investors or the Fund's investors), (c) any affiliated fund managed by the Fund's management company, or (d) any entity controlled by, controlling, or under common control with, either the Fund or FIMI IV 2007 Ltd., and (ii) with respect to Bronicki (a) an entity controlled by, under the control of or under common control with Bronicki and (b) Dita Bronicki or Lucien Bronicki or Yoram Bronicki or Yuval Bronicki or Michal Cath or to any entity controlled by any of  them; provided that, in the case of Sub-Sections (ii)(a) and (ii)(b), Dita Bronicki, Lucien Bronicki and Yoram Bronicki collectively own more than 50% of the voting rights of Bronicki or the Permitted Transferee, as the case may be, and further provided that, in each case, the Permitted Transferee has agreed in writing to assume and be bound by all of the Shareholder’s obligations hereunder as if it were an original party hereto.

Execution Copy

2.7.	Bring Along Rights.

2.7.1.
 In the event that a Shareholder holding more than 15% of Ormat Technologies issued and outstanding share capital On An As Adjusted Basis (the "Proposing Shareholder") wishes to accept an offer to sell all of Ormat Technologies’ shares it holds to any third party (the "Buyer") at a price per share of not less than the Trigger Price (as adjusted for dividend distributions, stock splits and consolidations, bonus shares, and any other similar recapitalization event following the Effective Date), by way of a share sale, merger or otherwise, and such Buyer has made its offer contingent upon the sale to such Buyer of all of Ormat Technologies' shares held by the other Shareholder (the "Sale Transaction"), then, at the closing of such Sale Transaction, the other Shareholder shall be obligated to (i) sell all of Ormat Technologies’ shares it holds to the Buyer at the same price per share and upon the same terms and conditions as the Proposing Shareholder, and/or (ii) execute and deliver such instruments of conveyance and transfer and take such other action, including voting such Shareholder’s shares of Common Stock in favor of any Sale Transaction proposed by the Proposing Shareholder and executing any purchase agreements, or related documents, as such Proposing Shareholder and the Buyer execute that are reasonably required in order to carry out the terms and provisions of this Section 2.7, provided that no Shareholder shall be required to undertake or be obligated to terms and conditions which do not similarly apply to the Proposing Shareholder.

For the purpose of this Section, “Trigger Price” means (i) US$ equivalent of the sum of (x) NIS 45 minus (y) all dividends per share received prior to the Effective Date divided by (ii) the Exchange Ratio. The Trigger Price shall be calculated based on the representative exchange rate of US$-NIS on the Effective Date (or, if not published on the Effective Date, last preceding rate known then).

2.7.2.
In the event of a Sale Transaction, the Right of First Offer provisions contained in this Agreement shall not be operative as between the Shareholders with respect to the sale and transfer of their shares in such Sale Transaction.

3.
Discussions Prior to Meetings; Voting. The Shareholders shall meet regularly and in any event prior to each general meeting of shareholders of Ormat Technologies and will review, discuss and attempt to reach a unified position with respect to principal issues on the agenda of each such meeting.

Notwithstanding the aforesaid in this Section 3, but without derogating from any other provision of this Agreement, for as long as the other Shareholder's holdings do not fall below the First Threshold, in the absence of an agreement between the Shareholders with respect to their position, the Shareholder shall vote against adoption of a resolution with respect to:

3.1.	Liquidation or entrance into any bankruptcy or similar proceedings;

3.2.	Effecting a material change in Ormat Technologies’ Field of Operations (as defined below); or

3.3.
The matters set forth in subsections 3.1 and 3.2 above with respect to any of  Ormat Technologies’ material Subsidiaries if, under applicable law, such matter is required to be brought to the approval of the Shareholders; or

3.4.	Amendment of the Ormat Technologies’ Articles of Association with respect to the provision relating to the Ormat Technologies’ staggered board.

Execution Copy

For the purpose of this Agreement, the term "Field of Operations" shall mean any activity and/or field of operations in which Ormat Technologies, including its Subsidiaries, is engaged as of the date hereof, including, without limitation, the development, planning, procurement, purchase, maintenance, and operation of power plants producing electricity from renewable energy sources origin, including geothermal fields, residual heat of industrial processes and solar energy.

4.
Dividend Distribution. It is the view of the Shareholders that Ormat Technologies should distribute in each calendar year dividends in an amount equal to twenty percent (20%) of its profits available for distribution, all subject to the provisions of applicable law.

5.
Term. This Agreement shall enter into effect contingent upon the closing of the Transaction (the “Effective Date”) and shall terminate on May 22, 2017 (the "Term"); provided that between January 1, 2017 and May 22, 2017, any exercise of rights under Section 2 above shall be subject to the respective Voting Neutralization Agreements executed by Ormat Technologies and each of the Shareholders in connection with the Transaction.

6.
Ruling. Each of the parties hereby acknowledges that it is familiar with the terms and conditions of a ruling obtained from the Israeli Tax Authorities with respect to the Transaction (the “Ruling”) and undertakes to comply with the terms and conditions of the Ruling to the fullest extent applicable to it. Notwithstanding the foregoing, the Investor agrees to permit Bronicki to sell up to such number of shares of Ormat Technologies equal to 1,300,000 multiplied by the Exchange Ratio, as part of the 10% of Investor's shares of Ormat Technologies that the Investor is permitted to sell during the two-year restrictions period applicable to the Ruling; provided, however, that (i) such shares are sold at a price per share that is not less than U.S. Dollar equivalent of NIS 25.00, calculated based on the representative exchange rate of US$-NIS on the Effective Date (or, if not published on the Effective Date, last preceding rate known then) divided by the Exchange Ratio, (ii) the shares are sold only after Bronicki has sold all of the 10% of its shares of Ormat Technologies that it is permitted to sell during the two-year restrictions period applicable to the Ruling, and (iii) notwithstanding the provisions of Section 1.1.3 above, any sale of one or more of such shares by Bronicki shall be deemed to constitute a fall by Bronicki below the First Threshold.

7.	Amendment to the Purchase Agreement.

7.1.
The parties hereby agree that effective as of the closing of the Transaction, (i) the Call Option as set forth in the Purchase Agreement shall apply to the number of shares of Ormat Technologies issued to Bronicki in exchange for the Pledged Shares that have not been sold by it, and  (ii) the Call Option Exercise Price shall be equal to (i) U.S. Dollar equivalent of the sum of (A) NIS 29.17, minus (B) all dividends per share received following March 22, 2012 and prior to the Effective Date, calculated based on the representative exchange rate of US$-NIS on the Effective Date (or, if not published on the Effective Date, last preceding rate known then), divided by (ii) the Exchange Ratio. The Call Option Exercise Price shall be adjusted for dividend distributions, stock splits and consolidations, bonus shares, and any other similar recapitalization event following the Effective Date.

7.2.
This Section shall be deemed an amendment to the Purchase Agreement effective as of the Effective Date and shall survive the termination of this Agreement. All other provisions of the Purchase Agreement and attachments and appendices thereto shall remain unchanged.

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8.	Miscellaneous

8.1.
Additional Shares. In the event of any share split, share dividend, recapitalization, reorganization, combination or the acquisition or receipt of additional Ormat Technologies shares, the provisions of this Agreement shall apply also to any shares of Common Stock issued to or otherwise held by the Shareholders and all calculations that are based upon numbers affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such event.

8.2.
Governing Law; Forum for Dispute Resolution. This Agreement shall be governed by the laws of the State of Israel. Any dispute arising under or with respect to this Agreement shall be resolved exclusively in the appropriate court in Tel Aviv, Israel.

8.3.
Notices. All notices required or permitted hereunder to be given to a party pursuant to this Agreement shall be in writing and shall be deemed to have been duly given to the addressee thereof (i) if hand delivered, on the day of delivery, (ii) if given by facsimile or e-mail transmission, on the Business Day on which such transmission is sent and confirmed, (iii) if mailed by registered mail, return receipt requested, two (2) Business Days following the date it was mailed, to such party’s address as set forth below or at such other address as such party shall have furnished to each other party in writing in accordance with this provision:

if to Bronicki:

to the address first written above
Attention: Ms. Yehudit Bronicki

With a copy to (which shall not constitute legal notice):
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.,
1 Azrieli Center, Tel-Aviv 67021
Facsimile:  03-6074422
Attention: Rona Bergman Naveh, Adv.

if to the Investor:

c/o FIMI IV 2007 Ltd.
98 Yigal Alon St.
Tel Aviv 67891
Tel: 03-5652244
Fax: 03-5652245

With a copy to (which shall not constitute legal notice):
Sharon Amir, Adv. and Tal Eliasaf, Adv.
Naschitz, Brandes, Amir & Co.
5 Tuval St. Tel Aviv 67897
Tel: 03-6235090
Fax: 03-6235106

Each party may from time to time change the address or fax number to which notices to it are to be delivered or mailed hereunder by notice delivered or sent to the other party in accordance herewith; provided, however, that any notice of change of address shall be deemed effective only upon its receipt.

8.4.
Entire Agreement. This Agreement, the Purchase Agreement and all exhibits attached hereto and thereto constitute the entire agreement among the parties regarding the transactions contemplated herein and therein and, as of the Effective Date, supersedes the Original SHA and amends the Purchase Agreement.

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8.5.	Headings. The headings contained in this Agreement are solely for convenience of reference and shall not affect the interpretation of this Agreement.

8.6.	Defined Terms. Unless otherwise specifically stated herein, all capitalized terms used herein shall have the meaning ascribed to them in the Purchase Agreement.

8.7.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.8.
Delays or Omissions; Waiver. No delay or omission to exercise any right, power, or remedy accruing to either Bronicki or the Investor upon any breach or default by the other party under this Agreement shall impair any such right or remedy nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein or in any similar breach or default thereafter occurring.

8.9.
Further Actions. At any time and from time to time, each party agrees, without further consideration, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

8.10.	Fees & Expenses. Each Shareholder shall bear its own legal fees and all related expenses in connection with this Agreement.

8.11.	Amendments. This Agreement may be amended or modified in whole or in part only by a duly authorized written agreement that refers to this Agreement and is signed by the parties hereto.

8.12.
Limitations on Rights of Third Parties.  Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any person, other than the Shareholders and Permitted Transferees, any rights or remedies under this Agreement.

8.13.
Severability.  If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected, impaired or invalidated thereby.

8.14.
Assignment. Other than to Permitted Transferees, each of the parties hereto shall not assign or otherwise transfer this Agreement, and/or any of its rights or obligations hereunder to any third party. Except as expressly permitted herein, this Agreement is not assignable by any party hereto, and each of the parties hereto shall not assign or otherwise transfer, in whole or in part, this Agreement, and/or any of its rights, interests or obligations hereunder to any third party, without the prior written consent of the other party hereto, and any such assignment without such prior written consent shall be null and void. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

[Signature Page Follows]

Execution Copy

IN WITNESS WHEREOF, the parties have executed this Agreement as of date written above.

s/s Beck Gillon FIMI ENRG, Limited Partnership By: Name: Beck Gillon Title: Director FIMI ENRG, L.P. By: Name: Beck Gillon Title: Director	s/s Yehudit Bronicki Bronicki Investments Ltd. By: Name: Y. Bronicki Title: Director

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Exhibit A

Example of Calculation of the “as adjusted basis”

For the sake of clarification, set forth below is an example of the calculation of the percentage threshold adjustment On An As Adjusted Basis:

First Threshold as originally stated in the Original SHA following transfer of the Indemnification Shares: 12.81%

Assumed Exchange Ratio: 0.26.

Number of Shares of Ormat Industries on an outstanding basis (disregarding dormant shares) immediately prior to the Transaction: 116,524,664.

Number of Shares of Ormat Technologies on an issued and outstanding basis (disregarding dormant shares) prior to the Transaction: 45,460,653.

Number of Shares of Ormat Technologies on an issued and outstanding basis (disregarding dormant shares) immediately following the Transaction: 116,524,664*0.26 + 45,460,653-27,206,580= 48,550,486.*

First Threshold On An As Adjusted Basis = (12.81%*116,524,664*0.26)/48,550,486= 7.994%.

*           This number assumes the addition of the shares to be issued to the shareholders of Ormat Industries in accordance with the Assumed Exchange Ratio and the conversion to dormant shares in the Transaction of the shares currently held by Ormat Industries.